UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12147

THRIFT PLAN OF DELTIC TIMBER CORPORATION

(Full title of the Plan)

DELTIC TIMBER CORPORATION

(Exact name of issuer of securities held pursuant to Plan)

210 East Elm Street, P. O. Box 7200, El Dorado, Arkansas	71731-7200
(Address of principal executive offices)	(Zip Code)

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension, Investment, and Employee Benefits Committee of

Deltic Timber Corporation:

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of Deltic Timber Corporation (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan of Deltic Timber Corporation as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Shreveport, Louisiana

June 24, 2011

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments at fair value (Note 3)	$17,577,055	17,771,782

Liabilities
Accounts payable	1,172	1,025
Excess contributions payable to participants	7,365	—

Total liabilities	8,537	1,025

Net assets reflecting investments at fair value	17,568,518	17,770,757

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(70,209)	(51,039)

Net assets available for benefits	$17,498,309	17,719,718

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets attributed to Contributions
Employee	$919,042
Employer, net of forfeitures	550,890
Rollover and other	26,568

Total contributions	1,496,500

Investment income
Dividends and interest	236,855
Net appreciation in fair value of investments	2,054,264

Total investment income	2,291,119

Total additions	3,787,619

Deductions
Distributions of benefits	4,001,001
Administrative expenses	8,027

Total deductions	4,009,028

Net increase/(decrease) in net assets available for benefits	(221,409)

Net assets available for benefits
Beginning of year	17,719,718

End of year	$17,498,309

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 – Description of Plan

General

The Thrift Plan of Deltic Timber Corporation (“the Plan”) is a profit sharing, defined contribution plan covering each employee who is scheduled to work, or actually does work, 1,000 or more hours per year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). For a more complete description of the Plan’s provisions, refer to the Plan document.

The Plan is administered by Deltic Timber Corporation’s (“the Company”) Pension, Investment, and Employee Benefits Committee (“Plan Administrator”), whose members are appointed by the Company’s Board of Directors. SunTrust Bank (“SunTrust” or the “Trustee”), Nashville N.A. is the Plan’s trustee, and FASCore, LLC is the record keeper for the Plan.

Contributions

Contributions to the Plan include (a) employee tax-deferred, earnings-reduction contributions, (b) employee after-tax supplemental contributions, (c) employer matching safe harbor contributions and (d) rollovers from other qualified plans.

A participant may contribute up to 50 percent of their eligible compensation to a tax-deferred account. Effective January 1, 2005, the employer will make a safe harbor contribution on behalf of each participant who makes a tax-deferred contribution to the Plan. The safe harbor contribution will equal 100 percent of the first 5 percent of eligible compensation that is contributed to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The employer may make additional voluntary matching contributions at its discretion. No such additional voluntary contributions were made in 2010. Tax-deferred contributions may not exceed the annual Internal Revenue Service limit. Participants may also contribute to an after-tax supplemental account not to exceed 10 percent of eligible compensation. After-tax supplemental contributions are not matched by the employer. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan, including stock in the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant’s portion of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Vesting

Effective January 1, 2005, the Plan was amended whereby participants working for the Company on that date became 100 percent vested in all previous matching employer contributions. Subsequently, participants will be immediately 100 percent vested in safe harbor contributions and in any additional voluntary matching contributions.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 – Description of Plan (cont.)

Payment of Benefits

Upon attaining normal retirement age, disability or death, the participant (or his/her beneficiary) has the option to receive payment equal to the value of the participant’s account in a lump sum, in installment payments not to exceed 20 years with each annual installment equal to at least 5 percent of the account balance, or in a combination of lump sum and installments (for pre-1987 after-tax contributions). For termination of service for reason other than retirement, disability, or death, a participant may receive the value of the vested account balance as a lump sum distribution.

Although the Plan is designed specifically for retirement, a participant may request an in-service withdrawal from the Plan while actively employed. A participant may withdraw employee after-tax supplemental contributions, Pre-2005 employer matching contributions, Pre-1987 deductible contributions, or Post-1986 matching employee contributions at a minimum of $250. Withdrawals from these accounts are limited to once every 12 months. Pre-1987 matching employee contributions may be withdrawn at any time and at any amount. Participants may be required to bear the cost of any distribution fees associated with an in-service withdrawal.

A participant may withdraw employee tax-deferred contributions or rollovers from other qualified plans under IRS hardship provisions only. “Hardship” is an immediate and heavy financial need in one of the following areas: (1) medical expenses incurred or necessary for the employee, spouse or dependents, (2) cost directly related to the purchase of a principal residence (not including mortgage payments), (3) preventing foreclosure or eviction from employee’s principal residence, (4) tuition fees, related educational fees and room and board expenses for the next 12 months of post-secondary education for employee, spouse or dependents, (5) funeral or burial expenses for the employee’s deceased parent, spouse or dependent, or (6) principal residence repair that qualifies for the casualty deduction. If a hardship withdrawal is taken, contributions are suspended for 6 months.

Employer contributions, employee tax-deferred or account earnings withdrawn from the Plan may be subject to a 10 percent penalty tax if the participant is not 59 1/2 years old or permanently disabled, or has died.

Forfeited Accounts

Forfeitures may arise if a participant’s separation of employment occurred prior to 2005. At December 31, 2010, there were no forfeited non-vested accounts. At December 31, 2009, forfeited non-vested accounts totaled $576, and these accounts were used to reduce employer contributions in 2010.

Administrative Expenses

The Company pays most administrative expenses. Participant level fees are paid by the participant from the participant’s account within the Plan. In addition, certain investment related expenses are netted in the investment returns reported to the Plan.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2010 and 2009

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by the defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust fund. Contract value for this common collective trust fund is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust fund as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 4 for information on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

Effective January 2010, the Plan adopted Financial Accounting Standards Board Update No. 2010-06, “Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures” (“ASU 2010-06”) which requires additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3 except for the provisions of this update that will be effective in the year ending December 31, 2011. Levels 1, 2, and 3 of fair value measurements are defined in Note 4 below.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2010 and 2009

Note 3 – Investments

During 2010, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $2,054,264, as follows:

Mutual funds	$1,216,460
Common collective trust fund	52,317
Equity securities	785,487

$2,054,264

The following table presents investments that represent five percent or more of the Plan’s net assets at December 31, 2010 and 2009:

	2010		2009

Cash Equivalents:
SunTrust FDIC Insured Account[1]	$102,959		—

Mutual funds:
Goldman Sachs Core Fixed Income Fund	853,888	[2]	966,770
Federated Mid Cap Index Fund	1,075,296		770,593	[2]
Fidelity Advisor Equity Income Fund	1,290,802		1,145,127
Vanguard 500 Index Signal Fund	1,875,806		1,639,887
MFS Total Return Fund 3	1,168,389		1,878,147
T. Rowe Price Growth Stock Fund	1,072,506		971,393
Royce Value Plus Service	1,029,276		954,627
RidgeWorth International Equity Index I	779,766	[2]	898,893
Other[1]	2,616,026		1,975,306

	11,761,755		11,200,743

Common collective trust fund:
SunTrust Retirement Stable Asset Fund	2,510,250		2,442,809

Equity securities:
Deltic Timber Corporation common stock	1,784,610		2,026,132
Murphy Oil Corporation common stock	1,417,481		2,102,098

	3,202,091		4,128,230

Total investments	$17,577,055		17,771,782

[1]	Individually less than five percent
[2]	Included for comparative purposes, less than five percent for year indicated

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2010 and 2009

Note 4 – Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Cash equivalents: Valued at cost, which approximates fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Common collective trust fund: The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services, and dealer quotes. The Plan’s fair value is based on the Plan’s proportionate share of fair value of the underlying investments of the common collective trust fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2010 and 2009

Note 4 – Fair Value Measurements (cont.)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

		Fair Value Measurements at Reporting Date Using
	December 31, 2010	Active Markets for Identical Assets (Liabilities) Inputs	Significant Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3

Cash equivalents	$102,959	102,959

Mutual funds
Small/mid cap	2,861,298	2,861,298	—	—
Large cap	4,989,657	4,989,657	—	—
Balanced	1,168,389	1,168,389	—	—
International	1,395,832	1,395,832	—	—
Bond	1,346,579	1,346,579	—	—

Total mutual funds	11,761,755	11,761,755	—	—

Common collective trust fund	2,510,250		2,510,250	—
Common stocks	3,202,091	3,202,091	—	—

Total plan assets at fair value	$17,577,055	15,066,805	2,510,250	—

		Fair Value Measurements at Reporting Date Using
	December 31, 2009	Active Markets for Identical Assets (Liabilities) Inputs	Significant Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3

Mutual funds
Cash equivalents	$577	577
Small/mid cap	2,277,012	2,277,012	—	—
Large cap	4,452,613	4,452,613	—	—
Balanced	1,878,147	1,878,147	—	—
International	1,357,297	1,357,297	—	—
Bond	1,235,097	1,235,097	—	—

Total mutual funds	11,200,743	11,200,743	—	—

Common collective trust fund	2,442,809	—	2,442,809	—
Common stocks	4,128,230	4,128,230	—	—

Total plan assets at fair value	$17,771,782	15,328,973	2,442,809	—

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2010 and 2009

Note 5 – Income Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated February 24, 2004, that the Plan and related trust was designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since the date of this letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 6 – Related Party Transactions

Funds invested in the cash equivalent investment option are considered deposits of SunTrust Bank. Additionally, certain Plan investments are shares of RidgeWorth mutual funds, a service mark of SunTrust and other investments are units of participation in a common collective trust fund sponsored by SunTrust. SunTrust is the Trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, investments in common stock of the Company, the Plan sponsor, are party-in-interest transactions.

Note 7 – Plan Amendments

On November 24, 2009, the Company amended the Plan, effective as of the dates specified in the amendment, to comply with applicable provisions of the Pension Protection Act of 2006, the Worker, Retiree, and Employer Recovery Act of 2008, the Heartland Disaster Tax Relief Act of 2008, the Heroes Earnings Assistance and Relief Tax Act of 2008, and other legislative, administrative and regulatory guidance issued since the Plan was last amended.

Note 8 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 9 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2010 and 2009

Note 9 – Risks and Uncertainties (cont.)

The plan through its investment in the common collective trust fund invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Note 10 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the financial statements	$17,498,309	17,719,718
Accrued administration fees	1,172	1,025
Excess contributions due to participants	7,365	—

Net assets available for benefits per Form 5500	$17,506,846	17,720,743

The following is a reconciliation of employee contributions per the financial statements to Form 5500 for the year ended December 31, 2010:

2010

Employee contributions per the financial statements	$919,042
Excess contributions due to participants	7,365

Employee contributions per Form 5500	$926,407

Employee contributions in the financial statements have been reduced by excess contributions payable as of December 31, 2010. The Form 5500 reports excess employee contributions on the cash basis.

The following is a reconciliation of administrative expenses per the financial statements to Form 5500 for the year ended December 31, 2010:

2010

Administrative expenses per the financial statements	$8,027
Change in administrative expenses payable	(147)

Administrative expenses per Form 5500	$7,880

Administrative expenses are recorded on the cash basis in the Form 5500.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2010 and 2009

Note 11 – Subsequent Event

Effective January 5, 2011, the BlackRock Equity Dividend Fund was added to the Plan as an investment option for Plan participants and the Fidelity Advisor Equity Income Fund was frozen to new contributions.

Effective April 15, 2011, the Vanguard Developed Markets Index Fund was added to the Plan as an investment option, the AllianceBernstein International Value Fund and the Goldman Sachs Core Fixed Income Fund were eliminated as investment options from the Plan, and the RidgeWorth International Equity Index Fund was frozen to new contributions for Plan participants.

SUPPLEMENTAL SCHEDULE

SCHEDULE A

THRIFT PLAN OF DELTIC TIMBER CORPORATION

EIN/PN 71-0795870/001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)2

December 31, 2010

Identity of Issue	Description of Investment	Current Value

Cash and cash equivalents SunTrust Bank FDIC Insured Account[1]	102,958.910 units	$102,959

Equity securities
Deltic Timber Corporation common stock [1]	31,675.004 shares	1,784,610
Murphy Oil Corporation common stock	19,013.829 shares	1,417,481

		3,202,091

Mutual funds
Fidelity Advisor Equity Income Fund	55,614.058 shares	1,290,802
Oppenheimer Equity Fund	84,999.152 shares	750,542
Royce Opportunity Fund Service	64,238.162 shares	756,725
Federated Mid Cap Index Fund	49,759.186 shares	1,075,296
T. Rowe Price Growth Stock Fund	34,004.638 shares	1,072,506
Vanguard 500 Index Signal Fund	19,604.998 shares	1,875,806
Goldman Sachs Core Fixed Income Fund	87,131.466 shares	853,888
Royce Value Plus Service	76,697.203 shares	1,029,276
RidgeWorth International Equity Index I 1	60,776.743 shares	779,766
MFS Total Return Fund 3	82,805.724 shares	1,168,389
AllianceBernstein International Value	18,356.770 shares	250,754
MFS International Value R3	14,898.591 shares	365,314
Dreyfus Bond Market Index Fund Investor	46,700.530 shares	492,691

		11,761,755

Common collective trust fund SunTrust Retirement Stable Asset Fund [1]	57,383.704 shares	2,440,041

		$17,506,846

[1]

SunTrust is trustee of the Plan and, accordingly, is a party-in-interest. RidgeWorth is a service mark of SunTrust, and accordingly is a party-in-interest. Additionally, Deltic Timber Corporation, as sponsor of the Plan, is a party-in-interest.

[2]	Information on cost of the investments is excluded as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

to

FORM 11-K

for

THRIFT PLAN of DELTIC TIMBER CORPORATION

Exhibit Number	Description of Exhibit

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated June 24, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Investment, and Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Dated: June 24, 2011	By:	/s/ Kenneth D. Mann
Kenneth D. Mann, Vice President, Treasurer, Chief Financial Officer, and Vice Chairman of Pension, Investment, and Employee Benefits Committee, Deltic Timber Corporation